FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 13, 2004

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 13, 2004	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Joseph Tung, CFO / Vice President	US contact:
Freddie Liu, Financial Controller	Clare Lin
Tel: + 886-2-8780-5489	Tel: + 1-408-986-6524
Fax: + 886-2-2757-6121	clare_lin@aseglobal.com
ir@aseglobal.com
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

ANNOUNCES AUGUST 2004 NET REVENUES

TAIPEI, TAIWAN, R.O.C., SEPTEMBER 9, 2004 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited unconsolidated revenues for the month of August 2004.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED) *

(NT$ Million)	Aug 2004	Jul 2004	Aug 2003	Sequential Change	YoY Change

Net Revenues	7,322	7,288	4,738	+0.47%	+54.55%

MONTHLY NET REVENUES FOR ASE INC. STAND ALONE (UNAUDITED)

(NT$ Million)	Aug 2004	Jul 2004	Aug 2003	Sequential Change	YoY Change

Net Revenues	4,249	3,211	2,637	+32.33%	+61.13%

* Effective August 1st 2004, ASE (Chung-Li) Inc.'s revenues were consolidated into ASE Inc.'s stand alone revenues as a result of the merger of ASE Inc. and ASE (Chung-Li) Inc. The consolidated net revenues include, in addition to net revenues of ASE Inc.'s operations in Kaohsiung and Chung-Li, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Korea) Inc. and ASE Japan Co.